The Official Committee of Unsecured Creditors of Tribune Company, on behalf of Tribune Company, et al v. Dennis J. Fitzsimmons, et al. filed in the U.S Bankruptcy Court for the District of Delaware. On December 7, 2010, the Funds were named as a class defendant in this litigation. Included as class defendants in such litigation are former shareholders of Tribune Company who purchased, repurchased or sold their shares of Tribune Company in connection with a leveraged buy-out transaction that occurred less than a year prior to Tribune Company's bankruptcy filing. The plaintiffs seek damages, interest and attorneys fees, costs and expenses.